UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 1, 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

     2020 Earnings PresentationMarch 1, 2021

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.Forward-looking statements include, but are not limited to, statements relating to: expected value, payments and closing timelines for investments; business synergies from investments; equity investment and project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including CAFD per share growth strategy and targets, CAFD estimates per currency, geography and sector, including as a result of project debt refinancing; net corporate leverage based on CAFD estimates; debt refinancing; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; dividends; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2020 filed on Form 20-F.The CAFD and other guidance incorporated into this presentation are estimates as of March 1, 2021. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its 2020 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law. Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD and Adjusted EBITDA) in this presentation provides useful information to investors.In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 Key Messages    +$300M in equity investments closed in 2020      ~$280M new equity investments already agreed for 20212      Mid-term CAFD per share growth target set at 5-8%      $200.7 million CAFD in 2020, 5.5% year-over-year growth    CAFD per share calculated using the number of shares as of March 1, 2021.See page 15 for further details.    Strong ESG Ratings      2021 CAFD target guidance established at $220M-$240M ($1.99-$2.17 per share1)

 Sustainable Infrastructure  1. Financial Results

   US $ in millions     2020    2019    ∆ Reported    Revenue    1,013.3    1,011.5    0.2%    Adjusted EBITDA incl. unconsolidated affiliates1    796.1    821.6    (3.1)%     Margin2    79%    81%        CAFD    200.7    190.3    +5.5%        216            Additional Cash Generation from project debt refinancings in the period  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 37).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 39).

 HIGHLIGHTSStrong Cash Flow Generation  2020. Million USD.   Amounts obtained from our annual consolidated financial statements for the year ended December 31, 2020, and from the reconciliation presented in page 37.

 WATER  2020  2019  ∆  43.1  24.6  +75%  31.5  22.6  +39%  73%  92%    RENEWABLES  2020  2019  ∆  753.1  761.1  (1)%  576.3  604.1  (5)%  77%  79%    EFFICIENT NATURAL GAS  2020  2019  ∆  111.0  122.3  (9)%  101.0  109.2  (8)%  91%  89%    TRANSMISSION& TRANSPORT.  2020  2019  ∆  106.1  103.5  +3%  87.3  85.7  +2%  82%  83%    By Sector  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA  NORTH AMERICA    2020  2019  ∆  330.9  333.0  (1)%  279.4  307.2  (9)%  84%  92%    SOUTH AMERICA  2020  2019  ∆  530.9  536.3  (1)%  396.7  399.0  (1)%  75%  74%      By Region  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2    Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 37).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 39).  2020  2019  ∆  151.5  142.2  +7%  120.0  115.3  +4%  79%  81%            HIGHLIGHTSPerformance by Sector and Region

 Includes curtailment in wind assets for which we receive compensation.Represents total installed capacity in assets owned or consolidated at the end of the year, regardless of our percentage of ownership in each of the assets.Major maintenance overhaul held in Q1 and Q2 2019 in ACT, as scheduled, which reduced production and electric availability as per the contract. GWh produced includes 30% of the production from Monterrey since August 2, 2019.Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.Includes 43MW corresponding to our 30% share in Monterrey since August 2, 2019.  WATER  RENEWABLES  TRANSMISSION & TRANSPORTATION          EFFICIENT NATURAL GAS      2020    2019  Availability4  100.1%    101.2%  Mft3 in operation2  17.5    10.5    2020    2019  GWh produced1  3,244    3,236  MW in operation2  1,551    1,496    2020    2019  GWh produced3  2,574    2,090  Availability3,4  102.1%    95.0%  MW in operation5  343    343    2020    2019  Availability4  100.0%    100.0%  Miles in operation  1,166    1,166  KEY OPERATIONAL METRICSSteady Operational Performance

 Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 37).Includes proceeds for $3.3 million and $22.2 million in 2020 and 2019 respectively, related to the amounts received by Solana in relation to the consent with the DOE. Consolidated cash as of December 31, 2020 increased by $305.7 million vs December 31, 2019 including FX translation differences of $10.7 million.  US $ in millions   2020    2019  Adjusted EBITDA incl. unconsolidated affiliates1  796.1    821.6  Share in Adjusted EBITDA of unconsolidated affiliates  (14.5)    (10.4)  Net interest and income tax paid  (287.2)    (299.5)  Variations in working capital   (33.2)    (113.4)  Non-monetary adjustments and other  (23.0)    (34.7)  OPERATING CASH FLOW  438.2    363.6                  INVESTING CASH FLOW2  (5.9)    (118.2)  FINANCING CASH FLOW   (137.3)    (310.2)  Net change in consolidated cash3  295.0    (64.8)  CASH FLOWOperating Cash Flow    +20.5%

Q4 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

NET DEBT

Corporate Leverage

NET DEBT POSITION[1]

US $ in millions	As of **Dec. 31, 2020**	As of **Dec. 31, 2019**
Corporate Net Debt[2]	658.5	657.8
Project Net Debt[3]	4,704.3	4,355.6

3.0x

Corporate net debt / CAFD pre corporate debt service[4]

(1) Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.
(2) Corporate Net Debt defined as indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor minus cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.
(3) Project Net Debt is defined as indebtedness where one of our subsidiaries is the primary obligor minus cash and cash equivalents held by one of our subsidiaries.
(4) Net corporate leverage calculated as corporate net debt divided by 2020 CAFD before corporate debt service.

10

Q4 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

ESG FOCUS

Focused on ESG Priorities

Occupational Health and Safety



- ✓ **Continued improvement in our main KPIs:**
  - ✓ 1.0 TRIR[1] (vs. 1.2 in 2019)
  - ✓ 0.3 LTIR[2] (vs. 0.3 in 2019)
  - ✓ **Committed to maintaining a zero-accident culture**

Climate Change and GHG Emissions



- ✓ **87.5% EBITDA from low carbon footprint assets**
- ✓ Maintained **very low GHG Emissions:** 0.17 CO_2/MWh
- ✓ **5.4 million of tons of CO_2 avoided** (vs. 4.7 in 2020)[3]
- ✓ **Carbon pricing to evaluate investments**

Diversity and Community Engagement



- ✓ **Support local communities** during COVID-19
- ✓ Issued a **Board Diversity Policy**
- ✓ **2 of 4 Board committees chaired by women**
- ✓ **Included in Bloomberg Gender Equality Index**

Corporate Governance



- ✓ Majority of Independent Directors with **diverse perspectives and expertise**
- ✓ **Board** committees comprised **only by independent members**
- ✓ **New ESG-related policies**

(1) Total Recordable Incident Rate (TRIR) represents the total number of recordable accidents with and without leave (lost time injury) recorded in the last 12 months per 200,000 worked hours.
(2) Lost Time Injury Rate (LTIR) represents the total number of recordable accidents with leave (lost time injury) recorded in the last 12 months per 200,000 worked hours.
(3) Calculated considering GHG emissions Scope 1 and 2 and energy generation of our power generation assets, both electric and thermal energy. The GHG Equivalences Calculator uses the Avoided Emissions and Generation Tool (AVERT) U.S. national weighted average CO^2 marginal emissions rate to convert reductions of Kilowatt-hours into avoided units of carbon dioxide emissions.

11

 ESG FOCUSStrong ESG Ratings in 2021  Renewable Power Production  #1 out of 67  Utilities  #1 out of 574  Global Universe   #21 out of 13,568    Risk score of 7.6, improved versus 2020“Negligible risk of experiencing material financial impacts” 1 from ESG factors“Strong management of material ESG issues”1  “Leadership: Implementing current best practices”1    #1 Globally in Renewable Power and Utilities (ESG Risk Rating)  “A-” Rating     100 Most Sustainable Corporations in the World  12th Globally, 2nd in Power  According to Sustainalytics ESG Risk Rating Summary Report dated February 22, 2021 and CDP Score Report - Climate Change 2020. For further information please see both reports on our website.  Feb. 2021  Jan. 2021  Jan. 2021

 Sustainable Infrastructure  Sustainable Infrastructure  2. 2021 Outlook

 2020 HIGHLIGHTSOver $300M in Investments Closed in 2020    ü  Solana tax equity investor buyout1  $290M    ü  Chile PV 1 acquisition through the Renewable Energy Platform  $4M    ü  Others (Ten West Link, Tenes)  $8M  $302M  Total Equity Investments  Total equity investment is expected to be up to $290 million of which $272 million has already been paid.

 2021 INVESTMENTSApprox. $280M Agreed by Q1 2021  ~$280MTotal  $170M1  $20M  $20M  $50M  $20M  Total investment is expected to be approximately $170 million, including approximately $130 million in equity value and $40 million expected to be invested in reducing project debt.

Q4 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

2021 INVESTMENTS

Coso

Acquisition of a 135 MW Contracted Renewable Energy Plant in California



- Third largest geothermal plant in the US
- Proven track record, in-house O&M and asset management
- Provides baseload renewable energy to the California ISO
- Closing expected in H1 2021
- $170 million investment[1]


Sacramento
NEVADA
San Francisco
CALIFORNIA
Las Vegas
Coso
Los Angeles
San Diego

INVESTMENT HIGHLIGHTS

- ✓ Increases presence in Renewables in the US
- ✓ Contracted revenues
- ✓ ~19 years average PPA life
- ✓ Terminal value post PPA
- ✓ Investment grade offtakers
- ✓ 12.4x EV/EBITDA
- ✓ Synergies with existing assets in the Southwest

1) Total investment is expected to be approximately $170 million, including approximately $130 million in equity value and $40 million expected to be invested in reducing project debt.

16

Q4 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

2021 INVESTMENTS

Calgary District Heating, La Sierpe and Chile PV 2

1

Calgary District Heating



- First investment in the sector
- Key measure to reduce emissions
- 20 years average contract life
- Increased presence in North America
- Growth opportunities
- Closing expected by mid-2021

3

Chile PV 2



- 2nd acquisition through our Renewable Platform in Chile
- **~40 MW solar plant** in operation with proven track record
- **Partially contracted**

2

La Sierpe, PV asset in Colombia to be Acquired from Algonquin

- ~20 MW solar plant
- In construction by AAGES, Algonquin's international Joint Venture

✓ Agreement with Algonquin to potentially co-invest in 2 additional assets in Colombia with ~30 MW combined capacity

- ~$20M expected equity investment
- 15-year PPA in place
- Closing after COD, expected by mid-2021

First Investment in Colombia

- OECD Investment Grade country
- Attractive growth prospects for renewables

17

 Dividends Paid1 - US$ per share  Sum of the dividends per share paid to shareholders in each quarter of the year.  DIVIDENDGrowing Dividend Per Share

 820  220  860  240  2021 TARGETS2021E Target Guidance  2021E Guidance1  Range in $ Millions  Adjusted EBITDA incl. unconsolidated affiliates  Assumes the closing of the acquisitions previously announced and contributions from investments not yet disclosed. See “Disclaimer – Forward Looking Statements”. See reconciliation of 2021E Guidance on page 40.  CAFD   -  -

 Growth Beyond 2021

Q4 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

MID-TERM TARGETS

$300M Equity Investment per Year

		2021E	2022E	2023E
1 Organic	• **Expansion of assets**	20	30	30
	• **Invest in existing assets**	50	50	50
2 Development	• **Construction of new assets, in many cases co-investing with partners** (i.e., early-stage 1GW pipeline in renewables, other projects)	40	100	150
3 Third Party Acquisitions	• **Smaller proprietary situations** • **Competitive processes**	190	120	70
Total		**>300**	**300**	**300**

Note: Targeted equity investments shown above are estimates. These targeted equity investments are subject to change depending on the different circumstances such as, but not limited to, project opportunities, timing, status of negotiations, access to capital markets, etc. The targeted equity investments may vary from category to category depending on such circumstances. Atlantica does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Atlantica does not guarantee the timing nor size of the investments or if it will make any investments at all. Also, the projects and capacities represented in this slide are estimates. They include early-stage projects, projects in which we participate with other partners and projects under our ROFO Agreements. Development activities always involve a rate of failure. We cannot guarantee that any of these projects will materialize.

21

 Organic  Escalation factorsOperational improvementsExpansion of existing assetsInvest more in existing assets (i.e., over $400M with partners)  2-3%   Development  Partnerships:AAGES/ AlgonquinOther partnersIn-house  2-3%  MID-TERM TARGETSOur Growth Strategy  1  2  Third Party Acquisitions  1-2%  Smaller proprietary situationsBilateral/ Competitive processes   CAFD per share Growth Target until 2024  5-8%    3  Note: Atlantica has targeted a CAFD per share Compound Annual Growth Rate in the range of 5% to 8% in the upcoming 4 years, from the fourth quarter of 2020 until the year 2024.

 Sustainable Infrastructure  Update pics  4. Appendix

 LIQUIDITY AND DEBT MATURITIES SUMMARYHealthy Balance Sheet and Strong Liquidity    Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term  >$750 million  @ 31/12/20  Corporate Liquidity  ~5.1 years average maturity1 of current corporate debt  RCF’s maturity in December 2022. Total limit of $425.0 million, of which $415.0 million are available as of Dec. 31, 2020~$750 million available liquidity, out of which $335.2 million is corporate cash as of Dec. 31, 2020  Corporate Debt Maturities1  Corporate Debt Maturites as of December 31, 2020, presented for their accounting amounts.  2  2

 CORPORATE DEBT DETAILSCorporate Debt as of December 31, 2020No significant maturities in the short term  Exchange rates as of December 31, 2020 (EUR/USD = 1.2216).Amounts include principal amounts outstanding, unless stated otherwise.As of December 31, 2020, there was no amount drawn from our RCF. Total RCF limit of $425 million with $415 million available.Other facilities include the commercial paper program issued in October 2020, accrued interest payable and other debts.  US $ in millions1    Maturity    Amounts2  Credit Facilities  (Revolving CF)3  2022    -    (Other facilities)4  2021 – 2025    29.7  2019 NIFA5(€ denominated)    2025    344.0  Green Exchangeable Bond6    2025    102.1  Green Senior Secured Notes    2026    351.0  2020 NIFA7 (€ denominated)    2027    166.9  Total        993.7  (5) 2019 NIFA means Note Issuance Facility Agreement. 2019 NIFA refers to the senior unsecured note facility dated April 30, 2019, of Euro equivalent of $300 million.(6) Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.(7) 2020 NIFA refers to the senior unsecured note financing dated July 8, 2020, of €140 million.

 Includes cash classified in short-term financial investments as of December 31, 2019. Exchange rates as of December 31, 2020 (EUR/USD = 1.2216) and December 31, 2019 (EUR/USD = 1.1213).Restricted cash is cash which is restricted generally due to requirements of project finance lenders.  US $ in millions2  As of Dec. 312020    As of Dec. 312019  Corporate cash at Atlantica  335.2    66.0  Existing available revolver capacity  415.0    341.0  Total Corporate Liquidity  750.2    407.0          Cash at project companies1  533.3    531.5   - Restricted3  279.8    373.6   - Other  253.5    157.9  LIQUIDITYLiquidity Position1

Q4 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

GROWTH STRATEGY

Project Debt Refinancings

Additional cash for acquisitions without increasing Corporate Debt

#	Item	Details	Approx. Net Recap[1]
1	Helios Refinancing	▶ New approx. €326 million project debt to replace the previous one (approx. €250 million outstanding) and cancel legacy swaps ▶ Cost improvement: 1.9% interest cost vs. ~4.2% in the previous financing (with spread step-ups) ▶ Maturity extension: 17 year maturity vs. 7 year in the previous financing	$30M
2	Helioenergy New Project Debt	▶ Additional tranche of debt at the SPV with a private investor ▶ 3.0% interest cost ▶ Back-ended amortization with a 15 year maturity	$43M
3	Green Project Finance in Spain closed in Q2	▶ New debt in a holding of certain Spanish assets ▶ 3.1% interest cost ▶ 75% bullet in year 5 / 25% amortizing	$143M
	Total cash obtained from non-recourse project financings and refinancings to be used in potential acquisitions:		**$216M**

(1) After refinancing fees and costs and swap cancelation in the case of Helios.

27

Q4 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

LONG-TERM STABLE CASH FLOW

Portfolio of Assets


Year
21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49
Chile TL3 49
ATS 44
Solana 43
ATN 41
Tenes 40
Mojave 39
Solaben 1 38
Solaben 6 38
Monterrey 38
Solaben 2 37
Solaben 3 37
Solacor 1 37
Solacor 2 37
Helios 1 37
Helios 2 37
Palmucho 37
Honaine 37
Helioenergy 1 36
Helioenergy 2 36
Seville PV 36
Melowind 35
Solnova 1 35
Solnova 3 35
Solnova 4 35
Kaxu 35
Quadra 1 35
Quadra 2 35
Palmatir 34
Cadonal 34
Skikda 34
PS 20 34
ATN 2 33
ACT 33
PS 10 32
Mini-Hydro 32
OF YEARS
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29
Project debt term
Contract term2
Weighted Average Life

PPAs with predefined prices for ~17 years on average[1]

Tails in most assets after debt amortization

Refinancing opportunities could increase CAFD in earlier years

Possibility to extend life in many assets (excluding ATN and ATS)

(1) Represents weighted average years remaining as of December 31, 2020.

(2) Regulation term in the case of Spain and Chile TL3.

28

 Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    ~$1.9B planned debt reduction in the next 5 years  FINANCING Self-Amortizing Project Debt Structure1  Project debt amortization schedule as of December 31, 2020.

Q4 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials US $ in thousands	**2018**	**1Q19**	**2Q19**	**3Q19**	**4Q19**	**2019**	**1Q20**	**2Q20**	**3Q20**	**4Q20**	**2020**
Revenues	**1,043,822**	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**	**210,403**	**255,344**	**302,987**	**244,526**	**1,013,260**
Adj. EBITDA incl. unconsolidated affiliates	**858,717**	**181,106**	**229,352**	**247,668**	**163,429**	**821,555**	**165,962**	**214,107**	**240,958**	**175,096**	**796,123**
Adj. EBITDA margin (%)	*82.3%*	*81.8%*	*80.9%*	*84.4%*	*76.6%*	*81.2%*	*78.9%*	*83.9%*	*79.5%*	*71.6%*	*78.6%*
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(8,110)	(2,017)	(2,043)	(3,062)	(3,229)	(10,351)	(3,553)	(3,959)	(3,943)	(3,013)	(14,468)
Adjusted EBITDA	**850,607**	**179,089**	**227,309**	**244,606**	**160,200**	**811,204**	**162,409**	**210,148**	**237,015**	**172,083**	**781,655**
Dividends from unconsolidated affiliates	4,432	-	-	26,945	3,498	30,443	5,120	5,262	9,758	2,106	22,246
Non-monetary items	(99,280)	(14,632)	(7,729)	(10,288)	(4,783)	(37,432)	(4,334)	(3,683)	(5,327)	(8,289)	(21,633)
Net interest and income tax paid	(333,537)	(13,925)	(129,405)	(24,339)	(131,845)	(299,514)	(11,436)	(119,517)	(31,625)	(124,661)	(287,239)
Principal amortization of indebtedness net of new indebtedness at projects	(229,647)	(15,176)	(93,935)	(22,115)	(123,568)	(254,794)	(14,898)	(75,301)	(18,963)	(151,260)	(260,422)
Deposits into/withdrawals from debt service accounts[4]	(41,197)	21,461	25,564	(52,463)	4,721	(717)	32,921	17,605	8,844	27,807	87,177
Change in non-restricted cash at project companies[4]	22,352	(61,445)	69,866	(58,847)	119,707	69,281	(50,467)	31,257	(94,192)	34,784	(78,618)
Dividends paid to non-controlling interests	(9,745)	-	(5,105)	(18,978)	(5,156)	(29,239)	(4,915)	(9,246)	(6,833)	(1,950)	(22,944)
Changes in other assets and liabilities	7,562	(50,253)	(37,183)	(38,792)	27,271	(98,957)	(66,842)	(6,808)	(46,724)	100,843	(19,531)
Cash Available For Distribution (CAFD)	**171,547**	**45,119**	**49,382**	**45,729**	**50,045**	**190,275**	**47,558**	**49,717**	**51,953**	**51,463**	**200,691**
Dividends declared[1]	139,302	39,625	40,641	41,657	41,657	163,579	41,657	42,673	42,673	46,491	173,494
# of shares[2]	100,217,260	100,217,260	101,601,662	101,601,662	101,601,662	101,601,662	101,601,662	101,601,662	101,601,662	110,691,722	n/a
DPS (in $ per share)	**1.39**	**0.39**	**0.40**	**0.41**	**0.41**	**1.61**	**0.41**	**0.42**	**0.42**	**0.42**	**1.67**
Debt details US $ in millions											
Project debt	5,091.1	5,076.4	4,997.4	4,931.3	4,852.3	4,852.3	4,777.2	5,007.6	5,281.2	5,237.6	5,237.6
Project cash	(524.8)	(546.7)	(469.0)	(568.5)	(496.8)	(496.8)	(535.3)	(510.1)	(602.2)	(533.3)	(533.3)
Net project debt	**4,566.3**	**4,529.6**	**4,528.4**	**4,362.8**	**4,355.6**	**4,355.6**	**4,241.9**	**4,497.5**	**4,679.0**	**4,704.3**	**4,704.3**
Corporate debt	684.1	697.5	689.6	686.4	723.8	723.8	807.3	837.0	959.7	993.7	993.7
Corporate cash	(106.7)	(107.9)	(107.0)	(73.2)	(66.0)	(66.0)	(154.9)	(278.7)	(186.7)	(335.2)	(335.2)
Net corporate debt	**577.4**	**589.7**	**582.6**	**613.2**	**657.8**	**657.8**	**652.4**	**558.3**	**773.0**	**658.5**	**658.5**
Total net debt	**5,143.6**	**5.119.3**	**5,111.0**	**4,976.0**	**5,013.3**	**5,013.3**	**4,894.4**	**5,055.8**	**5,452.0**	**5,362.9**	**5,362.8**
Net Corporate Debt/CAFD pre corporate interests[3]	**2.7x**	**2.5x**	**2.5x**	**2.7x**	**2.9x**	**2.9x**	**2.4x**	**2.3x**	**3.3x**	**3.0x**	**3.0x**

(1) Dividends are paid to shareholders in the quarter after they are declared.
(2) Number of shares outstanding on the record date corresponding to each dividend.
(3) Ratios presented are the ratios shown on each earnings presentation.

(4) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform this presentation.

30

Q4 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue (US $ in thousands)	2018	1Q19	2Q19	3Q19	4Q19	2019	1Q20	2Q20	3Q20	4Q20	2020
by Geography											
NORTH AMERICA	357,177	60,441	104,095	109,378	59,052	332,965	59,283	98,648	109,757	63,233	330,921
SOUTH AMERICA	123,214	33,493	35,597	36,671	36,447	142,207	35,654	39,375	36,990	39,441	151,460
EMEA	563,431	127,518	143,646	147,325	117,790	536,280	115,466	117,321	156,240	141,852	530,879
by Business Sector											
RENEWABLES	793,557	156,817	223,269	229,742	151,261	761,090	150,793	193,881	234,556	173,859	753,089
EFFICIENT NAT. GAS	130,799	34,009	27,689	31,193	29,390	122,281	26,403	25,629	28,086	30,912	111,030
TRANSMISSION & TRANSP.	95,998	24,867	26,231	25,926	26,429	103,453	26,608	26,787	25,834	26,813	106,042
WATER	23,468	5,759	6,149	6,511	6,209	24,629	6,599	9,047	14,511	12,942	43,099
Total Revenue	**1,043,822**	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**	**210,403**	**255,344**	**302,987**	**244,526**	**1,013,260**

Adj. EBITDA incl. unconsolidated affiliates	2018	1Q19	2Q19	3Q19	4Q19	2019	1Q20	2Q20	3Q20	4Q20	2020
by Geography											
NORTH AMERICA	308,748	50,870	96,293	108,198	51,881	307,242	52,661	89,954	95,879	40,871	279,365
	86.4%	84.2%	92.5%	98.9%	88.8%	92.3%	88.8%	91.2%	87.4%	64.6%	84.4%
SOUTH AMERICA[1]	100,233	28,212	29,252	30,293	27,589	115,346	28,422	31,380	29,947	30,275	120,024
	81.3%	84.2%	82.2%	82.6%	75.6%	81.1%	79.7%	79.7%	81.0%	76.8%	79.2%
EMEA	449,736	102,024	103,807	109,177	83,959	398,968	84,879	92,773	115,132	103,950	396,734
	79.8%	80.0%	72.3%	74.1%	71.3%	74.4%	73.5%	79.1%	73.7%	73.3%	74.7%
by Business Sector											
RENEWABLES	664,429	123,484	177,910	192,168	110,517	604,079	113,670	161,415	181,788	119,412	576,285
	83.7%	78.7%	79.7%	83.6%	73.1%	79.4%	75.4%	83.3%	77.5%	68.7%	76.5%
EFFICIENT NAT. GAS	93,858	30,476	23,826	27,983	26,915	109,200	24,462	23,303	27,479	25,762	101,006
	71.8%	89.6%	86.1%	89.7%	91.6%	89.3%	92.6%	90.9%	97.8%	83.3%	91.0%
TRANSMISSION & TRANSP.	78,463	21,650	21,936	21,548	20,524	85,658	21,922	22,423	21,702	21,225	87,272
	81.7%	87.1%	83.6%	83.1%	77.6%	82.7%	82.4%	83.7%	84.0%	79.2%	82.3%
WATER	21,967	5,496	5,680	5,969	5,473	22,619	5,908	6,966	9,989	8,697	31,560
	93.6%	95.4%	92.4%	91.7%	88.1%	91.8%	89.5%	77.0%	68.8%	67.2%	73.2%
Total Adj. EBITDA incl. unconsolidated affiliates[1]	**858,717**	**181,106**	**229,352**	**247,668**	**163,429**	**821,556**	**165,962**	**214,107**	**240,958**	**175,096**	**796,123**
	82.3%	81.8%	80.9%	84.4%	76.6%	81.2%	78.9%	83.9%	79,5%	71.6%	78.6%

(1) Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates.

31

Q4 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		2018	1Q19	2Q19	3Q19	4Q19	2019	1Q20	2Q20	3Q20	4Q20	2020
RENEWABLES[1]	(MW)	1,496	1,496	1,496	1,496	1,496	1,496	1,496	1,551	1,551	1,551	1,551
EFF. NATURAL GAS[2]	(electric MW)	300	300	300	343	343	343	343	343	343	343	343
TRANSMISSION & TRANSP.	(Miles)	1,152	1,152	1,152	1,152	1,166	1,166	1,166	1,166	1,166	1,166	1,166
WATER[1]	(Mft³/day)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	17.5	17.5	17.5	17.5

Production / Availability		2018	1Q19	2Q19	3Q19	4Q19	2019	1Q20	2Q20	3Q20	4Q20	2020
RENEWABLES[3]	(GWh)	3,058	581	1,071	1,048	536	3,236	526	957	1,125	636	3,244
EFFICIENT NATURAL GAS[4]	(GWh)	2,318	383	483	615	694	2,090	644	624	664	642	2,574
	(availability %)[5]	99.8%	87.1%	89.9%	101.5%	101.4%	95.0%	102.4%	100.9%	103.8%	101.2%	102.1%
TRANSMISSION & TRANSP.	(availab.%)[5]	99.9%	99.9%	100.0%	99.9%	100.0%	100.0%	99.9%	99.9%	100.0%	100.0%	100.0%
WATER	(availability %)[5]	102.0%	99.8%	100.6%	103.6%	100.1%	101.2%	101.8%	102.2%	101.1%	95.4%	100.1%

(1) Represents total installed capacity in assets owned or consolidated at the end of the year, regardless of our percentage of ownership in each of the assets.
(2) Includes 43 MW corresponding to our 30% share in Monterrey since August 2, 2019.
(3) Includes curtailment in wind assets for which we receive compensation.
(4) Major maintenance overhaul held in Q1 and Q2 2019 in ACT, as scheduled, which reduced production and electric availability as per the contract. GWh produced includes 30% of the production from Monterrey since August 2, 2019.
(5) Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

32

       2018    1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020                                   US     28.2%    15.2%  39.8%  35.2%  16.3%  26.6%    18.2%  37.5%  35.2%  17.6%  27.1%   Spain     16.9%    12.1%  26.7%  27.2%  6.7%  18.2%    8.0%  22.1%  28.6%  8.3%  16.8%   Kaxu    36.0%    48.7%  27.8%  27.5%  45.4%  37.3%    28.9%  8.6%  26.8%  44.7%  27.3%                                WIND2 Uruguay     37.2%    33.0%  36.3%  40.9%  38.0%  37.2%    34.6%  40.8%  40.6%  42.8%  39.7%  SOLAR      Historical Capacity Factors1  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes curtailment production in wind assets for which we receive compensation.   HISTORICAL FINANCIAL REVIEWCapacity Factors

 CURRENCY2  SECTOR  GEOGRAPHY  Based on CAFD estimates for the 2021-2025 period, including the acquisitions announced. See “Disclaimer – Forward Looking Statements”.Including the effect of currency swap agreements.    of long-term interest rates in projects are fixed or hedged2  ~ 90%  90  Denominatedin USD  %  >  72% Renewable14% Efficient Natural Gas11% Transmission & Transport. 3% Water          41% North America36% Europe14% South America 9% RoW          SIZEABLE AND DIVERSIFIED ASSET PORTFOLIOPortfolio Breakdown Based on Estimated CAFD1  69% Renewable15% Transmission & Transport.13% Efficient Natural Gas 3% Water  45% North America35% Europe12% South America8% RoW  Dec-2019:

Q4 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of March 1, 2021

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [1]	YEARS IN CONTRACT LEFT	CURRENCY
RENEWABLE ENERGY	Solana		100%	USA (Arizona)	280 MW	APS	A-/A2/A-	23	USD
	Mojave		100%	USA (California)	280 MW	PG&E	BB-/WR/BB	19	USD
	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	17/17	EUR [3]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	16/16	EUR [3]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A/Baa1/A-	11/13	EUR [3]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	16/16	EUR [3]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	16/17	EUR [3]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A/Baa1/A-	14/14/15	EUR [3]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	18/18	EUR [3]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A/Baa1/A-	15	EUR
	Kaxu		51%	South Africa	100 MW	Eskom	BB/Ba2/BB- [2]	14	ZAR
	Chile PV 1		35%	Chile	55 MW	n/a	n/a	n/a	USD [4]
	Chile PV 2		35%	Chile	40 MW	n/a	n/a	n/a	USD [4]
	Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- [2]	13	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- [2]	14	USD
	Melowind		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- [2]	15	USD
	Mini-Hydro		100%	Peru	4 MW	Peru	BBB+/A3/BBB+	12	USD
EFFICIENT NATURAL GAS	ACT		100%	Mexico	300 MW	Pemex	BBB/Ba2/BB-	12	USD [4]
	Monterrey		30%	Mexico	142 MW	Industrial Customers	Not rated	18	USD [4]
TRANSMISSION & TRANSPORT.	ATN		100%	Peru	379 miles	Peru	BBB+/A3/BBB+	20	USD [4]
	ATS		100%	Peru	569 miles	Peru	BBB+/A3/BBB+	23	USD [4]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	12	USD [4]
	Quadra 1/2		100%	Chile	49 miles / 32 miles	Sierra Gorda	Not rated	14/14	USD [4]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB+/Baa1 /A-	17	USD [4]
	Chile TL3		100%	Chile	50 miles	CNE	A+/A1/A-	Regulated	USD [4]
WATER	Skikda		34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	13	USD [4]
	Honaine		26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	17	USD [4]
	Tenes		51%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	19	USD [4]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of February 26, 2021.
(2) For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.
(3) Gross cash in euros dollarized through currency hedges.
(4) USD denominated but payable in local currency.

35

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

Q4 2020 Earnings Presentation

RECONCILIATION

Atlantica Sustainable Infrastructure

Reconciliation of **Cash Available For Distribution** and **Adjusted EBITDA** to **Profit for the period** attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,	
	2020	2019	2020	2019
Profit/(loss) for the period attributable to the Company	**$ (49,241)**	**$ 1,303**	**$ 11,968**	**$ 62,135**
Profit/(loss) attributable to non-controlling interest	7,948	4,925	4,906	12,473
Income tax	(202)	(16,029)	24,877	30,950
Share of loss/(profit) of associates carried under the equity method	(2,758)	(3,576)	(510)	(7,457)
Financial expense, net	109,899	97,711	331,810	402,348
Operating profit	**$ 65,646**	**$ 84,334**	**$ 373,051**	**$ 500,449**
Depreciation, amortization, and impairment charges	106,438	75,866	408,604	310,755
Adjusted EBITDA	**$ 172,083**	**$ 160,200**	**$ 781,655**	**$ 811,204**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	3,013	3,229	14,468	10,351
Adjusted EBITDA including unconsolidated affiliates[1]	**$ 175,096**	**$ 163,429**	**$ 796,123**	**$ 821,555**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(3,013)	(3,229)	(14,468)	(10,351)
Dividends from equity method investments	2,106	3,498	22,246	30,443
Non-monetary items	(8,289)	(4,783)	(21,633)	(37,432)
Net interest and income tax paid	(124,661)	(131,845)	(287,239)	(299,514)
Deposits into/ withdrawals from restricted accounts	27,807	(1,692)	87,177	1,719
Change in non-restricted cash at project level	34,784	115,626	(78,618)	70,527
Dividends paid to non-controlling interests	(1,950)	(5,156)	(22,944)	(29,239)
Changes in other assets and liabilities	100,843	37,765	(19,531)	(102,639)
Cash Available For Distribution before Debt Principal Repayments	**202,723**	**173,613**	**461,113**	**445,069**
Principal amortization of indebtedness	(151,260)	(123,568)	(260,422)	(254,794)
Cash Available For Distribution	**$ 51,463**	**$ 50,045**	**$ 200,691**	**$ 190,275**

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.
(2) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior period has been recalculated to conform this presentation.

37

 RECONCILIATIONReconciliation of Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.  (in thousands of U.S. dollars)    For the three-month period ended December 31,          For the twelve-month period ended December 31,           2020    2019      2020     2019                      Net cash provided by operating activities    $ 134,978    $ 42,145      $ 438,221     $ 363,581  Net interest and income tax paid     124,661     131,845      287,239    299,514  Variations in working capital     (95,713)     (18,699)      33,212    113,351  Other non-cash adjustments and other    8,157     4,909      22,983    34,758  Adjusted EBITDA    $ 172,083     $ 160,200      $ 781,655     $ 811,204  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    3,013     3,229      14,468    10,351  Adjusted EBITDA including unconsolidated affiliates1    $ 175,096     $ 163,429      $ 796,123     $ 821,555

Q4 2020 Earnings Presentation

RECONCILIATION

Atlantica Sustainable Infrastructure

Reconciliation of Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,	
	2020	2019	2020	2019
Revenue	**$ 244,526**	**$ 213,289**	**$ 1,013,260**	**$ 1,011,452**
Profit/(loss) for the period attributable to the Company	**$ (49,241)**	**$ 1,303**	**$ 11,968**	**$ 62,135**
Profit/(loss) attributable to non-controlling interest	7,948	4,925	4,906	12,473
Income tax	(202)	(16,029)	24,877	30,950
Share of loss/(profit) of associates carried under the equity method	(2,758)	(3,576)	(510)	(7,457)
Financial expense, net	109,899	97,711	331,810	402,348
Operating profit	**$ 65,646**	**$ 84,334**	**$ 373,051**	**$ 500,449**
Operating profit margin	**26.8%**	**39.5%**	**36.8%**	**49.5%**
Depreciation, amortization, and impairment charges	43.5%	35.6%	40.3%	30.7%
Adjusted EBITDA margin	**70.4%**	**75.1%**	**77.1%**	**80.2%**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	1.2%	1.5%	1.4%	1.0%
Adjusted EBITDA Margin including unconsolidated affiliates[1]	**71.6%**	**76.6%**	**78.6%**	**81.2%**

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

39

RECONCILIATIONReconciliation of 2021 Target Guidance for Adjusted EBITDA including unconsolidated affiliates to CAFD   (in millions of U.S. dollars)    Guidance1       2021E        Adjusted EBITDA including unconsolidated affiliates    820 – 860  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    (10) – (15)  Dividends from equity method investments    20 – 30  Non-monetary items    (20) – (30)  Net interest and income tax paid    (280) – (300)  Principal amortization of indebtedness    (290) – (310)  Changes in other assets and liabilities and change in available cash at project level    0 – 20  Cash Available For Distribution    220 – 240  The forward-looking measures of 2021 Adjusted EBITDA and CAFD are non-GAAP measures that cannot be reconciled to the most directly comparable GAAP financial measure without unreasonable effort primarily because of the uncertainties involved in estimating forward looking income tax expense, mark-to-market changes in derivatives, profit attributable to non-controlling interest and Share of loss/(profit) of associates carried under the equity method to arrive at net income and which are subtracted therefrom to arrive to CAFD.

 Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: March 1, 2021	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer